Exhibit 95    Mine Safety Disclosure

Our principles are safety, honesty, and compliance. We firmly believe that these values compose a dedicated workforce and with that come high production. The core to this is our strong training programs that include accident prevention, workplace inspection and examination, emergency response, and compliance. We work with the Federal and State regulatory agencies to help eliminate safety and health hazards from our workplace and increase safety and compliance awareness throughout the mining industry.  Sunrise has not had a fatality since its establishment in 2005.

Sunrise is regulated by the MSHA under the Federal Mine Safety and Health Act of 1977 (“Mine Act”). MSHA inspects our mine on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. We present information below regarding certain violations which MSHA has issued with respect to our mine. While assessing this information please consider that the number and cost of violations will vary depending on the MSHA inspector and can be contested and appealed, and in that process, and are often reduced in severity and amount, and are sometimes dismissed. We are currently contesting four citations with MSHA; some involve the amount of the assessments and some involve the citation itself.

Sunrise has not been issued written notice from MSHA of a pattern of, or the potential to have a pattern of, violations of mandatory health or safety standards that are of such a nature as could significantly and substantially cause and effect health or safety standards under section 104(e) of the Mine Act.

The table that follows outlines citations and orders issued to us by MSHA during 2013. The citations and orders outlined below may differ from MSHA`s data retrieval system due to timing, special assessed citations, and other factors.

Definitions:

Section 104(a) Significant and Substantial Citations “S&S”: An alleged violation of a mining safety or health standard or regulation where there exists a reasonable likelihood that the hazard outlined will result in an injury or illness of a serious nature.

Section 104(b) Orders:  Failure to abate a 104(a) citation within the period of time prescribed by MSHA. The result of which is an order of immediate withdraw of non-essential persons from the affected area until MSHA determines the violation has been corrected.

Section 104(d) Citations and Orders: An alleged unwarrantable failure to comply with mandatory health and safety standards.

Section 107(a) Orders: An order of withdraw for situations where MSHA has determined that an imminent danger exists.

Section 110(b)(2) Violations: An alleged flagrant violation issued by MSHA under section 110(b)(2) of the Mine Act.

Pattern or Potential Pattern of Violations: A pattern of violations of mandatory health or safety standards that are of such a nature as could have significantly and substantially contributed to the cause and effect of coal mine health or safety hazards under section 104(e) of the Mine Act or a potential to have such a pattern.

Contest of Citations, Orders, or Proposed Penalties: A contest proceeding may be filed with the Commission by the operator or miners/miners representative to challenge the issuance or penalty of a citation or order issued by MSHA.

Carlisle Mine
	Section	Section	Section	Section	Section	Proposed
	104(a)	104(b)	104(d)	107(a)	110(b)(2)	MSHA
	Citations	Citations	Citations/Orders	Orders	Violations	Assessments
						(In thousands)
January	2	0	0	0	0	$6.00
February	5	0	0	0	0	$10.40
March	2	0	0	0	0	$3.50
April	0	0	0	0	0	$2.20
May	2	0	0	0	0	$4.50
June	1	0	0	0	0	$3.5
July	3	0	0	0	0	$5.4
August	7	0	0	0	0	$11.5
September	1	0	0	0	0	$1.7
October	0	0	0	0	0	$0.4
November	0	0	0	0	0	$1.5
December	1	0	0	0	0	$2.2
Totals	24	0	0	0	0	$52.8

Ace in the Hole Mine
	Section	Section	Section	Section	Section	Proposed
	104(a)	104(b)	104(d)	107(a)	110(b)(2)	MSHA
	Citations	Citations	Citations/Orders	Orders	Violations	Assessments
						(In thousands)
January	0	0	0	0	0	$0.00
February	0	0	0	0	0	$0.00
March	0	0	0	0	0	$0.00
April	0	0	0	0	0	$0.00
May	1	0	1	0	0	$2.6
June	0	0	0	0	0	$0.00
July	0	0	0	0	0	$0.00
August	0	0	0	0	0	$0.00
September	0	0	0	0	0	$0.00
October	0	0	0	0	0	$0.00
November	0	0	0	0	0	$0.00
December	0	0	0	0	0	$0.00
Totals	1	0	1	0	0	$2.60